Filed pursuant to Rule 433 Registration Statement No. 333-133573 Relating to Preliminary Prospectus Supplement Dated November 1, 2006

TERM SHEET

PartnerRe Finance II Inc.
PartnerRe Ltd.
6.440% FIXED-TO-FLOATING RATE JUNIOR SUBORDINATED CAPITAL EFFICIENT NOTES
DUE 2066 (“CENts”)

Issuer:	PartnerRe Finance II Inc.
Guarantor:	PartnerRe Ltd. (on a subordinated basis to the extent described in the prospectus)
Securities:	6.440% Fixed-to-Floating Rate Junior Subordinated Capital Efficient Notes due 2066
Legal Format:	SEC Registered
Amount:	$250,000,000
CUSIP:	70212JAA3
Ratings (1):	Moody’s Investors Service: A3
Standard & Poor’s: BBB+
Fitch: A
A.M. Best: bbb
Trade Date:	November 2, 2006
Settlement Date:	November 7, 2006 (T+3)
Maturity Date:	December 1, 2066
Fixed Rate Period:	6.440% coupon paid semi-annually in arrears until December 1, 2016, payable on June 1 and December 1 commencing June 1, 2007, subject to the Company’s right to defer
Floating Rate Period:	From December 1, 2016, at a floating rate of 3-month LIBOR (Bloomberg Page BBAM1) plus a margin of 232.5 basis points, payable quarterly in arrears on March 1, June 1, September 1 and December 1, commencing March 1, 2017 subject to the Company’s right to defer
Benchmark Treasury Rate:	4.596% (4.875% due August 2016)
Spread to Benchmark Treasury:	185 basis points (1.85%)
Redemption at Par:	First call date of December 1, 2016 and thereafter
Make-Whole Call for Tax or Rating Agency Event:	Greater of par and discounted present value of Treasury plus 50 basis points
Deferral Provision:	The issuer may elect at one or more times to defer payment of interest on the CENts for one or more consecutive periods that do not exceed 10 years. The Company may not defer interest beyond the maturity date or the earlier repayment or redemption of the CENts.
Public Offering Price:	99.949%
Estimated Net Proceeds after Expenses to Issuer:	$246,872,500
Denominations:	$1,000

Sole Structuring Advisor:	J.P. Morgan Securities Inc.
Joint Bookrunners:	J.P. Morgan Securities Inc. (50%) and Lehman Brothers Inc. (35%)
Co-Managers:	Deutsche Bank Securities Inc. (4%), UBS Securities LLC (4%), Wachovia Capital Markets, LLC (3%), Banc of America Securities LLC (2%) and Credit Suisse Securities (USA) LLC (2%)

(1) An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Bookrunners in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. toll-free at 1-212-834-4533 or Lehman Brothers Inc. toll free at 1-888-603-5847.